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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------
                                  SCHEDULE 13D
                                (Amendment No. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               STOLT-NIELSEN S.A.
                               ------------------
                                (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    861565109
                                 --------------
                                 (CUSIP Number)

     Alan B. Winsor, Esq.                       with copies to:
     Stolt-Nielsen Inc.                         Gregory Pryor, Esq.
     800 Connecticut Avenue                     White & Case LLP
     4th Floor East                             1155 Avenue of the Americas
     Norwalk, CT 06854                          New York, NY 10036
     203-299-3667                               212-819-8200
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  VARIOUS DATES
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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

                                  SCHEDULE 13D

-------------------
CUSIP No. 861565109
-------------------

-----   ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        Jacob Stolt-Nielsen
-----   ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
-----   ------------------------------------------------------------------------
3       SEC USE ONLY
-----   ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
-----   ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----   ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Norway
-----   ----------------------------------   -----   ---------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY       7       SOLE VOTING POWER
EACH REPORTING PERSON WITH                           239,871(1)
                                             -----   ---------------------------
                                             8       SHARED VOTING POWER
                                                     27,317,393
                                             -----   ---------------------------
                                             9       SOLE DISPOSITIVE POWER
                                                     239,871(1)
                                             -----   ---------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     27,317,393
-----   ----------------------------------   -----   ---------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,557,264(1)
-----   ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]
-----   ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        44.86%(2)
-----   ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
-----   ------------------------------------------------------------------------

(1) Includes 15,625 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of May 30, 2006.

(2)  Calculated using the number of shares outstanding as of May 30, 2006.

                                  SCHEDULE 13D

-------------------
CUSIP No. 861565109
-------------------

-----   ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        Ansbacher (Cayman) Limited
-----   ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
-----   ------------------------------------------------------------------------
3       SEC USE ONLY
-----   ------------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
-----   ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----   ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
-----   ----------------------------------   -----   ---------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY       7       SOLE VOTING POWER
EACH REPORTING PERSON WITH                           0
                                             -----   ---------------------------
                                             8       SHARED VOTING POWER
                                                     27,317,005
                                             -----   ---------------------------
                                             9       SOLE DISPOSITIVE POWER
                                                     0
                                             -----   ---------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     27,317,005
-----   ----------------------------------   -----   ---------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,317,005
-----   ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]
-----   ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        44.48%(1)
-----   ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
-----   ------------------------------------------------------------------------

(1)  Calculated using the number of shares outstanding as of May 30, 2006.

                                  SCHEDULE 13D

-------------------
CUSIP No. 861565109
-------------------

-----   ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        Ansbacher Trustees (Cayman) Limited(1)
-----   ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
-----   ------------------------------------------------------------------------
3       SEC USE ONLY
-----   ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
-----   ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----   ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
-----   ----------------------------------   -----   ---------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY       7       SOLE VOTING POWER
EACH REPORTING PERSON WITH                           0
                                             -----   ---------------------------
                                             8       SHARED VOTING POWER
                                                     27,317,005
                                             -----   ---------------------------
                                             9       SOLE DISPOSITIVE POWER
                                                     0
                                             -----   ---------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     27,317,005
-----   ----------------------------------   -----   ---------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,317,005
-----   ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]
-----   ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        44.48%(2)
-----   ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
-----   ------------------------------------------------------------------------

(1) Ansbacher Trustees (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004 and, thereafter, as Ansbacher Bank and Trust Company (Cayman) Limited until July 1, 2005.

(2)  Calculated using the number of shares outstanding as of May 30, 2006.

                                  SCHEDULE 13D

-------------------
CUSIP No. 861565109
-------------------

-----   ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        Fiducia Ltd.
-----   ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
-----   ------------------------------------------------------------------------
3       SEC USE ONLY
-----   ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC
-----   ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----   ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda
-----   ----------------------------------   -----   ---------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY       7       SOLE VOTING POWER
EACH REPORTING PERSON WITH                           0
                                             -----   ---------------------------
                                             8       SHARED VOTING POWER
                                                     27,317,005
                                             -----   ---------------------------
                                             9       SOLE DISPOSITIVE POWER
                                                     0
                                             -----   ---------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     27,317,005
-----   ----------------------------------   -----   ---------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,317,005
-----   ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]
-----   ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        44.48%(1)
-----   ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
-----   ------------------------------------------------------------------------

(1)  Calculated using the number of shares outstanding as of May 30, 2006.

AMENDMENT NO. 5 TO SCHEDULE 13D

     The number of Common Shares, no par value (the "Common Shares"), of Stolt-Nielsen S.A. (the "Issuer") beneficially owned by the Reporting Persons (as defined herein) and the percentage of outstanding Common Shares represented by such shares have been affected by (i) the repurchase of the Company's Common Shares by Stolt-Nielsen Transportation Group, Ltd. ("SNTG"), a 100% owned subsidiary of the Issuer, pursuant to a repurchase program announced by the Issuer on August 25, 2005 (the "Repurchase Program"), authorizing the Issuer to purchase up to $200 million worth of its Common Shares or related American Depositary Shares, (ii) the exercise of options by certain employees of the Issuer and (iii) the purchase of 311,850 Common Shares by Fiducia Ltd. ("Fiducia").

     As of May 30, 2006, SNTG has purchased 4,593,500 Common Shares under the Repurchase Program.

     In total, 7,546 options have been exercised since the filing of Amendment No. 4 to the Schedule 13D on May 10, 2005.

     Between May 11, 2006 and May 24, 2006, Fiducia purchased a total of 311,850 Common Shares.

     As a result of the above, the percentages of Common Shares beneficially held by the Reporting Persons have changed as presented in Item 5 of this statement on Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

     The statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998, as amended on July 28, 2004, as further amended on October 4, 2005, as further amended on December 7, 2005, as further amended on May 10, 2006, relating to the Common Shares is hereby amended to furnish the information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed statements on Schedule 13D.

     The principal executive offices of the Issuer are c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England, telephone number +44 207 611 8960.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated as follows:

     This statement on Schedule 13D is being filed by Mr. Jacob Stolt-Nielsen, Fiducia Ltd. ("Fiducia"), Ansbacher (Cayman) Limited ("Ansbacher") and Ansbacher Trustees (Cayman) Limited (1) ("ATC," and together with Mr. Stolt-Nielsen, Fiducia and Ansbacher, the "Reporting

----------
1 Ansbacher Trustees (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004 and thereafter, as Ansbacher Bank and Trust Company (Cayman) Limited until July 1, 2005.

Persons"). Ansbacher and ATC are trustees holding all of the shares of Fiducia and are not controlled by the Company or Mr. Stolt-Nielsen.

     The attached Schedule A is a list of the executive officers and directors of Fiducia which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     During the last five years, none of the Reporting Persons and, to the best knowledge of Fiducia, none of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4 of Schedule 13D is hereby amended by adding the following information:

     Item See Item 4 "Purpose of Transaction".

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of Schedule 13D is hereby amended by adding the following information:

     For investment purposes, Fiducia has decided to purchase, using retained earnings, $10 million of Common Shares, approximately $8 million of which were purchased during May 2006, and approximately $2 million of which remain to be purchased.

     Other than as stated above in this Item 4, none of the Reporting Persons and, to the best knowledge of Fiducia, none of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Issuer by any person; (h) any of the Issuer's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     Notwithstanding the foregoing, the Reporting Persons may in the future determine to acquire additional Common Shares or to dispose of Common Shares in the ordinary course of managing their businesses and investment portfolios or meeting their fiduciary obligations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated as follows:

     (a) (i) Mr. Jacob Stolt-Nielsen may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (ii) Ansbacher may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iii)ATC may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iv) Fiducia may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (v) Aside from Mr. Jacob Stolt-Nielsen, of the persons listed in Schedule A, the following are the beneficial owners of Common Shares in amounts shown next to their names:

          Niels G. Stolt-Nielsen(1)          50,745
          Jacob B. Stolt-Nielsen(2)          12,000
          Lise Stolt-Nielsen(3)              15,000
          John Wakely(4)                     16,625

          ------------
          (1) Includes 6,000 Common Shares held as custodian for his 2 minor children and 28,125 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of May 30, 2006.

          (2) Includes 12,000 Common Shares held as custodian for his 4 minor children.

          (3) Includes 5,000 Common Shares held as custodian for her 3 minor children.

          (4) Includes 16,625 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of May 30, 2006.

     (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition.

     The Board of Directors of Fiducia has granted a power of attorney to Mr. Jacob Stolt-Nielsen to vote the Common Shares held by Fiducia and to act on behalf of Fiducia at any meeting of the shareholders of the Issuer. A copy of the power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Schedule 13D on July 28, 2004.

     Except as noted in the immediately preceding paragraph, where the power to vote or to direct the vote of Common Shares is shared, the Reporting Person shares such power with the other Reporting Persons. Where the power to dispose or to direct the disposition of Common Shares is shared, the power is shared with the other Reporting Persons.

     (c) None of the Reporting Persons and none of the persons listed on Schedule A has effected any transactions in the Common Shares during the past 60 days.

     (d) With respect to the Common Shares beneficially owned by Fiducia, all dividends received on Common Shares described in this Schedule 13D and proceeds from the sale thereof are received by Fiducia for the benefit of the shareholders of Fiducia.

     (e)  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit No.   Description
        -----------   ----------------------------------------------
             1        Consent of Ansbacher (Cayman) Limited

             2        Consent of Ansbacher Trustees (Cayman) Limited

             3        Consent of Fiducia Ltd.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2006

                                                         /s/ Jacob Stolt-Nielsen
                                                         -----------------------
                                                         Jacob Stolt-Nielsen

                                                                      SCHEDULE A

I.   FIDUCIA

     Each person named below is a director or executive officer of Fiducia:

                                                        PRESENT PRINCIPAL
                                                        OCCUPATION OR
NAME AND CITIZENSHIP     BUSINESS ADDRESS               EMPLOYMENT
----------------------   ----------------------------   --------------------------------
Jacob B. Stolt-Nielsen   c/o Stolt-Nielsen Limited      Director, Stolt-Nielsen S.A.
Norwegian                Aldwych House
                         71-91 Aldwych
                         London  WC2B 4HN
                         ENGLAND

Niels G. Stolt-Nielsen   c/o Stolt-Nielsen Limited      Director and Chief Executive
Norwegian                Aldwych House                  Officer, Stolt-Nielsen S.A.
                         71-91 Aldwych
                         London  WC2B 4HN
                         ENGLAND

Lise Stolt-Nielsen       c/o New York Cruise Line       Director, New York Cruise Line
U.S.                     Circle Line Plaza
                         West 42nd Street
                         New York, NY 10036-1095

John G. Wakely           Stolt Tank Containers          Chairman, Stolt Tank
British                  Leasing Ltd.                   Containers Leasing Ltd. And
                         British American Building      Executive Vice President,
                         133 Front Street - 4th floor   Stolt-Nielsen S.A.
                         P.O. Box HM 3143
                         Hamilton HM-12,
                         BERMUDA

James M. MacDonald       Conyers, Dill & Pearman        Attorney - Bermuda
Bermudan                 Clarendon House
                         2 Church Street
                         P.O. Box HM 666
                         Hamilton HM CX,
                         BERMUDA

                                                        PRESENT PRINCIPAL
                                                        OCCUPATION OR
NAME AND CITIZENSHIP     BUSINESS ADDRESS               EMPLOYMENT
----------------------   ----------------------------   --------------------------------
Dawn C. Griffiths        Conyers, Dill & Pearman        Attorney - Bermuda
Bermudan                 Clarendon House
                         2 Church Street
                         P.O. Box HM 666
                         Hamilton HM CX,
                         BERMUDA

Catharine J. Lymbery     Conyers, Dill & Pearman        Corporate Administrator -
Bermudan                 Clarendon House                Bermuda
                         2 Church Street
                         P.O. Box HM 666
                         Hamilton HM CX,
                         BERMUDA

Charles G. Collis        Conyers, Dill & Pearman        Attorney - Bermuda
Bermudan                 Clarendon House
                         2 Church Street
                         P.O. Box HM 666
                         Hamilton HM CX,
                         BERMUDA

EXHIBIT INDEX

Exhibit No.   Description
-----------   ----------------------------------------------
    1         Consent of Ansbacher (Cayman) Limited

    2         Consent of Ansbacher Trustees (Cayman) Limited

    3         Consent of Fiducia Ltd.

                                       16